SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

October 26, 2010

Commission File Number: 000-50867

Syneron Medical Ltd.
(Translation of registrant’s name into English)

Industrial Zone, Yokneam Illit 20692, P.O.B. 550, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated herein by reference is a press release of the Company, dated October 26, 2010, entitled “Syneron Medical to Report Third Quarter 2010 Financial Results on November 11, 2010.”

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on November 16, 2004 (Registration No. 333-120559), on January 8, 2010 (Registration No. 333-164250) and on January 15, 2010 (Registration No. 333-164351).

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNERON MEDICAL LTD.

By: /s/ Asaf Alperovitz
Name: Asaf Alperovitz
Title: Chief Financial Officer

Date: October 26, 2010

Syneron Medical to Report Third Quarter 2010 Financial Results on November 11, 2010

YOKNEAM, ISRAEL--(Marketwire - October 26, 2010) - Syneron Medical Ltd. (NASDAQ: ELOS), the leading global aesthetic device company, today announced that it will release third quarter 2010 financial results before the market opens on Thursday, November 11, 2010. The earnings release will be available on Syneron's Web site at www.syneron.com.

Syneron management will host a conference call and a live Web cast at 8:30 a.m. (ET) on the same day. A question & answer session will follow management's discussion of events in the third quarter 2010.

Investors and analysts may participate in the conference call using the following dial-in numbers:

US (toll free): 877-844-6886
International: 970-315-0315

The conference passcode for both is 20334812.

Investors and other interested parties can also access a live Web cast of the conference call through the Investor Overview page on Syneron's Web site at www.syneron.com. Please log-in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the Web cast will be available within 24 hours on the Company's Web site.

About Syneron Medical Ltd.

Syneron Medical Ltd. (NASDAQ: ELOS) is the leading global aesthetic device company with a comprehensive product portfolio and a global distribution footprint. The Company's technology enable physicians to provide advanced solutions for a broad range of medical-aesthetic applications including body contouring, hair removal, wrinkle reduction, rejuvenation of the skin's appearance through the treatment of superficial benign vascular and pigmented lesions, and the treatment of acne, leg veins and cellulite. The Company sells its products under two distinct brands, Syneron and Candela. Founded in 2000, the corporate, R&D, and manufacturing headquarters for Syneron Medical Ltd. are located in Israel. Syneron also has R&D and manufacturing operations in the US. The company markets and services and supports its products in 86 countries. It has offices in North America, France, Germany, Italy, Portugal, Spain, UK, Australia, China, Japan, and Hong Kong and distributors worldwide. Additional information can be found at www.syneron.com.

Syneron Contacts:
Asaf Alperovitz, Chief Financial Officer
+ 972 73 244 2283
Email: asafa@syneron.com

Nick Laudico/Zack Kubow, The Ruth Group
646-536-7030/7009
Email: nlaudico@theruthgroup.com
zkubow@theruthgroup.com